UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 29, 2009

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.	FAX TO SE
Corporate Office : Akruti, MIDC Cross Road No 21, Andheri (E), Mumbai - 400 093, India.

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter ended 31 March 2009, prepared as per US GAAP

US$ in lakhs except share data

	Quarter ended 31 March		Year ended 31 December
	2009 (Unaudited)	2008 (Unaudited)	2008 (Unaudited)

Net Revenues	1,564	1,764	7,189
Cost of revenues	1,049	1,259	4,913
Gross profit	515	505	2,276
Selling, general and administrative expenses	290	310	1,327
Foreign exchange loss, net	65	22	183
Operating income	160	173	766
Interest and dividend income	27	36	130
Interest expense	(7)	(9)	(18)
Interest expense reversed	—	—	65
Gain on sale of investments, net	1	2	97
Other income, net	4	8	26
Income before income taxes	185	210	1,066
Income taxes	35	29	52
Net Income	150	181	1,014
Earning per share
- Basic	$0.12	$0.13	$0.75
- Diluted	$0.12	$0.13	$0.75
Weighted average number of common shares used in computing earnings per share
- Basic	128,105,007	139,030,296	135,590,677
- Diluted	128,238,563	139,279,675	135,760,422
Total assets	7,447	8,566	7,533
Cash and cash equivalents	466	390	601
Investments	2,532	2,905	2,483

Notes:

1

The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared in accordance with the accounting principles generally accepted in the United States (‘US GAAP’). All inter-company transactions have been eliminated on consolidation.

2

In December 2008 the Company received a Demand of approximately Rs 4,587 for the Assessment Year 2003-04 including an interest demand of Rs 2,587 ($ 90 including an interest demand of approximately $ 51) and another Demand in January 2009 of approximately Rs 11,318 for the Assessment Year 2005-06 including an interest demand of approximately Rs 4,220 ($ 223 including an interest demand of approximately $ 83). These new demands concern the same issue of disallowance of tax benefits under Section 10A as per the earlier assessments. The Company has filed an appeal with the tax authorities and a stay of demand has been granted until 30 June 2009 or settlement of appeal whichever is earlier. As per stay of demand order, till March 2009 the company has paid a sum of Rs. 660 ($ 13) for the Assessment Year 2003-04 and Rs.1,430 ($ 28) for the Assessment year 2005-06. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

The tax department had earlier rejected our claim under section 10A and raised a demand of approximately Rs. 6,302 ($124 including an interest demand of approximately $37) for AY 2004-05 and Rs. 2,617 ($ 52 including an interest demand of approximately $ 27) for AY 2002-03 in December 2006 and December 2007 respectively. However on appeal in 2008, the CIT (Appeal) had allowed the claim under section 10A of the Income Tax Act, 1961. The Indian Income tax department has appealed against the CIT (Appeal’s) orders in respect of assessment year 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in the ordinary course of business. Such pending matters, in the opinion of management, are not expected to be material in relation to the Company’s business.

3	Previous period’s figures have been appropriately reclassified to conform to the current period’s presentations.

4	The above summary of consolidated financial results were taken on record by the Board of Directors at its adjourned meeting held on 29 April 2009.

1

Patni Computer Systems Limited
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.	FAX TO SE
Corporate Office : Akruti, MIDC Cross Road No 21, Andheri (E), Mumbai - 400 093, India.

Summary of consolidated financial statements prepared as per US GAAP - Convenience translation (Unaudited)

Rs. in lakhs except share data

	Quarter ended 31 March		Year ended 31 December
	2009	2008	2008

Exchange Rate (Rs.)	50.87	40.02	48.58
Net Revenues	79,548	70,613	349,234
Cost of revenues	53,345	50,366	238,657
Gross profit	26,203	20,247	110,577
Selling, general and administrative expenses	14,770	12,422	64,457
Foreign exchange loss, net	3,308	890	8,919
Operating income	8,125	6,935	37,201
Interest and dividend income	1,384	1,426	6,316
Interest expense	(353)	(342)	(847)
Interest expense reversed	—	—	3,156
Gain on sale of investments, net	73	98	4,728
Other income, net	180	301	1,244
Income before income taxes	9,409	8,418	51,798
Income taxes	1,802	1,172	2,528
Net Income	7,607	7,246	49,270
Earning per share
- Basic	5.94	5.21	36.44
- Diluted	5.93	5.20	36.44
Total assets	378,842	342,809	365,966
Cash and cash equivalents	23,718	15,602	29,215
Investments	128,818	116,252	120,624

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all.  Investors are cautioned not to rely on such translated amounts.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
29 April 2009	Chairman

2

Patni Computer Systems Limited
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.	FAX TO SE
Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Audited consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter ended 31 March 2009, as per Indian GAAP.

Rs. in lakhs except share data

	Quarter ended 31 March		Year ended 31 December
	2009 (Audited)	2008 (Audited)	2008 (Audited)

Income
Sales and service income	77,644	69,335	311,727
Other operating income	668	595	4,034
	78,312	69,930	315,761

Expenditure
Personnel costs	46,794	40,727	183,287
Selling, general and administration costs	20,058	17,972	81,425
Depreciation (net of transfer from revaluation reserves)	2,881	2,781	11,414
	69,733	61,480	276,126

Profit from Operations before Other Income, Interest and Exceptional Items	8,579	8,450	39,635
Other income	1,285	1,209	9,000
Profit Before Interest and Exceptional Items	9,864	9,659	48,635

Interest	391	340	790
Profit After Interest for the period/year	9,473	9,319	47,845

Provision for taxation	2,332	1,669	7,027
MAT credit entitlement	(651)	(484)	(3,477)
Provision for taxation - Fringe benefits	140	122	494
Net profit for the period/year	7,652	8,012	43,801

Paid up equity share capital (Face value per equity share of Rs 2 each)	2,562	2,781	2,562

Reserves excluding revaluation reserves			281,420
Earnings per equity share of Rs.2 each
- Basic	5.97	5.76	32.30
- Diluted	5.96	5.75	32.25
Dividend per share (Face value per equity share of Rs 2 each)			3.00

Notes:

1	The above statement of financial results were reviewed by the Audit Committee and approved by the Board of Directors at its adjourned meeting held on 29 April 2009.

2

The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries are prepared in accordance with the principles and procedures as set out in the Accounting Standard on Consolidated Financial Statements mandated by Rule 3 of the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956, and guidelines issued by the Securities and Exchange Board of India. The financial statements of Patni Computer Systems Limited and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered. The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries. Consolidated financial statements are prepared using uniform accounting policies across the Group.

3

The subsidiaries considered in the consolidated financial statements as at 31 March 2009 are wholly owned subsidiaries, namely Patni Americas, Inc., Patni Computer Systems (UK) Limited, Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc., Patni Computer Systems Brasil Ltda, Patni Computer Systems (Czech) s.r.o. In December 2008, the Company has set up a subsidiary in Mexico named PCS Computer Systems Mexico, SA.

4	Investor complaints for the three months ended 31 March 2009:

Pending as on 1 January 2009	Received during the quarter	Disposed off during the quarter	Unresolved at the end of the quarter
—	11	11	—

5	Statement of Utilisation of ADS Funds as of 31 March 2009

	No of shares	Price	Amount
Amount raised through ADS ( 6,156,250 ADSs @ $20.34 per ADS )	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699

Deployment :
1 Held as short term investments			12,895
2 Utilised for Capital expenditure for office facilities			39,596
3 Exchange loss			1,208
Total			53,699

6	Total Public Shareholding*

	As of 31 March		As of 31 December
	2009	2008	2008
- Number of Shares	29,972,109	43,411,331	31,086,629
- Percentage of Shareholding	23.40%	31.22%	24.27%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depository Receipt shareholders).

1

As of 31 March 2009
Promoters and Promoter group Shareholding
a) Pledge/Encumbered
- Number of shares	Nil
- Percentage of shares (as a % of the total shareholding of promoter group)	Nil
- Percentage of shares (as a % of the total share capital of the Company)	Nil
B) Non-encumbered
- Number of shares	61,974,202
- Percentage of shares (as a % of the total shareholding of promoter group)	100%
- Percentage of shares (as a % of the total share capital of the Company)	48.38%

7

In December 2008 the Company received a Demand of approximately Rs. 4,587 for the Assessment Year 2003-04 including an interest demand of Rs. 2,587 and another Demand in January 2009 of approximately Rs. 11,318 for the Assessment Year 2005-06 including an interest demand of approximately Rs. 4,220. These new demands concern the same issue of disallowance of tax benefits under Section 10A as per the earlier assessments.The Company has filed an appeal with the tax authorities and stay of demand has been granted till 30 June 2009 or settlement of appeal whichever is earlier. As per stay of demand order till March 2009 the company has paid sum of Rs. 660 for the Assessment Year 2003-04 and Rs.1,430 for the Assessment year 2005-06. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

The Tax department had earlier rejected our claim under section 10A and raised a demand of Rs. 6,302 for AY 2004-05 and Rs. 2,617 for AY 2002-03 in December 2006 and December 2007 respectively. However on appeal in 2008, the CIT (Appeal) had allowed the claim under section 10A of the Income Tax Act, 1961. The Income tax department has appealed against the CIT (Appeal’s) orders in respect of assessment year 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in the ordinary course of business. Such pending matters, in the opinion of management, are not expected to be material in relation to the Company’s business.

8

Mr. Jeya Kumar has been appointed as CEO of the company with effect from 20 February 2009. The appointment is subject to the approval of our shareholders at the Annual General Meeting and also subject to the approval of the statutory authorities including the Central Government under Section 269 of the Indian Companies Act, and other applicable provisions. Mr. Louis Theodoor van den Boog has ceased to be the Executive Director with effect from 20 February 2009 to become Non-Executive Director.

2

Patni Computer Systems Limited
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.	FAX TO SE
Corporate Office : Akruti, MIDC Cross Road No 21, Andheri (E), Mumbai - 400 093, India.

9       Segment Information:

Particulars	Financial services	Insurance	Manufacturing, Retail & Distribution	Communications, Media & Utilities	Product Engineering	Total
For the three months ended 31 March 2009
Sales and service income	10,694	21,378	22,415	11,184	11,973	77,644
Balances as at 31 March 2009
Sundry debtors	6,502	13,147	16,813	11,087	8,281	55,830
Unbilled revenue	2,173	2,867	4,906	5,470	2,046	17,462
Billings in excess of cost and estimated earnings	(25)	(199)	(523)	(229)	(375)	(1,351)
Advance from customers	(208)	(48)	(174)	(8)	(222)	(660)

Particulars	Financial services	Insurance	Manufacturing, Retail & Distribution	Communications, Media & Utilities	Product Engineering	Total
For the three months ended 31 March 2008
Sales and service income	9,061	16,248	19,248	13,328	11,450	69,335
Balances at 31 December 2008
Sundry debtors	7,190	12,389	16,129	11,046	7,755	54,509
Unbilled revenue	1,333	1,054	3,962	6,380	2,219	14,948
Billings in excess of cost and estimated earnings	(509)	(109)	(990)	(492)	(825)	(2,925)
Advance from customers	(42)	(24)	(222)	(29)	(334)	(651)

The Group evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably.  Fixed assets used in Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

From January 1, 2009, retail, logistics and transportation segment (previously included under “Others” in the Company’s segment information disclosures) has been merged with  the manufacturing industry practice (now renamed as Manufacturing, Retail and Distribution). This integration of industry practices is mainly due to similar service offerings, as both require large ERP(Enterprise Resource Planning) implementation with significant work towards supply chain management. Further, Energy and utilities segment (previously included under “Others” in the Company’s segment information disclosures) has been merged with the Communications, Media and Entertainment industry practice (now renamed as Communications, Media and Utilties) as the BSS (Business Support Systems) platform is commonly used in case of these industry practices.

Previous period’s figures have been appropriately reclassified/regrouped to conform to the current period’s presentations.

Text of this advertisement was approved by the Board of Directors at the adjourned  meeting held on 29 April 2009.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
29 April 2009	Chairman

3

Patni Computer Systems Limited
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.	FAX TO SE
Corporate Office : Akruti, MIDC Cross Road No 21, Andheri (E), Mumbai - 400 093, India.

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

Rs. in lakhs

	Quarter Ended 31 March		Year ended 31 December
	2009	2008	2008

Consolidated net income as per Indian GAAP	7,652	8,012	43,801
Income taxes	(96)	14	603
Foreign currency differences	429	—	731
Employee retirement benefits	(620)	(261)	179
ESOP related Compensation Cost	252	(437)	(1,658)
Business acquisition	(192)	(160)	(711)
Others	9	33	(27)
Total	(218)	(811)	(883)
Consolidated net income as per US GAAP	7,434	7,201	42,918

Note:

The consolidated net income as per USGAAP shown in the table above differs from the consolidated net income shown under “Summary of financials statements prepared as per USGAAP - Convenience Translation” for reasons explained below the same table.

4

Patni Computer Systems Limited
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.	FAX TO SE
Corporate Office : Akruti, MIDC Cross Road No 21, Andheri (E), Mumbai - 400 093, India.

Financial results of Patni Computer Systems Limited for the quarter ended 31 March 2009, as per Indian GAAP (Standalone)

Rs. in Lakhs except share data

	Quarter ended 31 March		Year ended 31 December
	2009 (Audited)	2008 (Audited)	2008 (Audited)
Income
Sales and service income	40,952	32,549	154,102
Other operating income	565	464	943
	41,517	33,013	155,045
Expenditure
Personnel costs	18,944	15,818	74,254
Selling, general and administration costs	10,831	7,648	39,972
Depreciation (net of transfer from revaluation reserves)	2,198	2,166	8,783
	31,973	25,632	123,009

Profit from operations before Other Income, Interest and Prior period items	9,544	7,381	32,036
Other income	1,225	1,172	9,942
Profit before interest and prior period items	10,769	8,553	41,978
Interest costs	285	168	648
Profit After Interest but before prior period items	10,484	8,385	41,330
Prior period items	—	—	—
Profit from Ordinary Activities before tax	10,484	8,385	41,330

Provision for taxation	2,429	1,537	5,145
MAT credit entitlement	(602)	(428)	(3,204)
Provision for taxation - Fringe benefits	122	117	474
Profit after taxation	8,535	7,159	38,915

Paid up equity share capital (Face value per equity share of Rs. 2 each)	2,562	2,781	2,562
Reserves excluding revaluation reserves	—	—	249,542

Earnings per equity share of Rs 2 each
- Basic	6.66	5.15	28.70
- Diluted	6.63	5.14	28.65
Dividend per share (Face value per equity share of Rs. 2 each)			3

Notes :

1                 The above statement of financial results were reviewed by the Audit Committee and approved by the Board of Directors at its adjourned meeting held on 29 April 2009.

2      Investor complaints for the quarter ended 31 March 2009:

Pending as on 1 January 2009	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	11	11	—

3      Statement of Utilisation of ADS Funds as of 31 March 2009

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699

Deployment :
1 Held as short term investments			12,895
2 Utilised for Capital expenditure for office facilities			39,596
3 Exchange loss			1,208
Total			53,699

5

Patni Computer Systems Limited
Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.	FAX TO SE
Corporate Office : Akruti, MIDC Cross Road No 21, Andheri (E), Mumbai - 400 093, India.

Financial results of Patni Computer Systems Limited for the quarter ended 31 March 2009, as per Indian GAAP (Standalone)(Contd.)

4      Total Public Shareholding *

	As of 31 March		As of 31 December
	2009	2008	2008
- Number of Shares	29,972,109	43,411,331	31,086,629
- Percentage of Shareholding	23.40%	31.22%	24.27%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement ( excludes shares held by founders and American Depository Receipt shareholders).

5      Promoters and Promoter group Shareholding

As of 31 March
a) Pledge/Encumbered
- Number of shares	Nil
- Percentage of shares (as a % of the total shareholding of promoter group)	Nil
- Percentage of shares (as a % of the total share capital of the Company)	Nil
B) Non-encumbered
- Number of shares	61,974,202
- Percentage of shares (as a % of the total shareholding of promoter group)	100%
- Percentage of shares (as a % of the total share capital of the Company)	48.38%

6                 In December 2008 the Company received a Demand of approximately Rs. 4,587 for the Assessment Year 2003-04 including an interest demand of Rs. 2,587 and another Demand in January 2009 of approximately Rs. 11,318 for the Assessment Year 2005-06 including an interest demand of approximately Rs. 4,220. These new demands concern the same issue of disallowance of tax benefits under Section 10A as per the earlier assessments.The Company has filed an appeal with the tax authorities and stay of demand has been granted till 30 June 2009 or settlement of appeal whichever is earlier. As per stay of demand order till March 2009 the company has paid sum of Rs. 660 for the Assessment Year 2003-04 and Rs.1,430 for the Assessment year 2005-06. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

The Tax department had earlier rejected our claim under section 10A and raised a demand of Rs. 6,302 for AY 2004-05 and Rs. 2,617 for AY 2002-03 in December 2006 and December 2007 respectively. However on appeal in 2008, the CIT (Appeal) had allowed the claim under section 10A of the Income Tax Act, 1961. The Income tax department has appealed against the CIT (Appeal’s) orders in respect of assessment year 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in the ordinary course of business. Such pending matters, in the opinion of management, are not expected to be material in relation to the Company’s business.

7                 Mr. Jeya Kumar has been appointed as CEO of the company with effect from 20 February 2009. The appointment is subject to the approval of our shareholders at the Annual General Meeting and also subject to the approval of the statutory authorities including the Central Government under Section 269 of the Indian Companies Act, and other applicable provisions. Mr. Louis Theodoor van den Boog ceased to be the Executive Director with effect from 20 February 2009 to become Non-Executive Director.

8      Previous period figures have been appropriately reclassified/regrouped to conform to the current period’s presentations.

9      Text of this advertisement was approved by the Board of Directors at the adjourned meeting held on 29 April 2009.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
29 April 2009	Chairman

6

Press Release

Patni Q1 Revenues at $156.4 million, in line with guidance, Operating Margin higher 7.7% sequentially

Mumbai, India, April 29, 2009: Patni Computer Systems Limited (Patni) today announced its financial results for the first quarter ended 31st March 2009.

Performance Highlights for the quarter ended March 31,2009

•      Revenues for the quarter at US$ 156.4 million (Rs. 7,954.8 million)

•      Down 11.4% YoY from US$ 176.4 million (Rs. 7,061.2 million)

•      Down 11.4% QoQ from US$ 176.4 million (Rs.8,570.0 million)

•      Contribution from top customer at 12.3% for the quarter from 11.0% during the previous quarter.

•      Revenue concentration of Top 10 clients declined from 48.7% to 46.9% during the quarter.

•      New client acquisition during the quarter were 22 as compared to 18 during previous quarter.

•      Operating Income for the quarter at US$ 16.0 million (Rs. 812.4 million)

•      Down 7.8% YoY from US$ 17.3 million (Rs.693.4 million)

•      Up 7.7% QoQ from US$ 14.8 million (Rs.720.1 million)

•      Net Income for the quarter at US$ 15.0 million (Rs. 760.7 million)

•      Down 17.4% YoY from US$ 18.1 million (Rs.724.6 million)

•      Down 6.9% QoQ from US$16.1million (Rs. 780.2 million)

•      EPS for the quarter at US$ 0.12 per share (US$ 0.23 per ADS).

Future Outlook:

•                  Q2 CY2009 Revenues are expected to be at US$ 158 million to US$ 159 million and  Net Income (Excluding the hedging  Gain/Loss) is  expected  to  be  in  the  range  of  US$ 26.5 million to US$ 27 million

•                  This guidance is based on Constant Rupee -USD rate of Rs.50 and constant GBP -USD rate of 1.45, EURO-USD rate of 1.30.

•                  Mark to Market Forex loss during Q2 2009 is expected to be in the range of US $10 million based on current estimates. This may change depending on further currency movements during the quarter and will impact our Net Earnings accordingly.

www. patni.com

1

Management Comments

Mr.Jeya Kumar, CEO, said, “The demand environment continues to be challenging in the short run, however we are investing for portfolio expansion in all areas. Long term growth prospects of the global delivery model are robust. We will see the benefits of our excellent financial health in further enhancing sustainable differentiation of our strategy.”

Speaking on the occasion, Mr. Surjeet Singh, Chief Financial Officer said, “We are putting all levers of cost optimization and reduction at work, while simultaneously investing for long term growth. Currency changes are expected to cause volatility in addition to lower overall business visibility in short run.”

Corporate Developments

•                  Patni has been ranked No 1 —Green Innovative Information Technology Vendor by the prestigious 2009 Black Book Top Green Outsourcing Vendors Survey.

•                  Patni ranked among the ‘Top 10 Best Performers in IT Services’ and IT Infrastructure Services’. The survey conducted by Global Services, an integrated media brand, and neoIT, a leading offshore advisory and management firm, included a panel of international experts assessing companies across geographies. Patni is also featured in the prestigious list of Top 100 innovative service providers of the year, which honours global companies that demonstrate leadership, innovation and outstanding performance in information technology

•                  Patni became the First Indian Company to receive global certification by SAP of its application management services. This certification confirms Patni’s high level of competency in delivering application management services in support of SAP solutions. Patni entered into a partnership with SAP services to offer global experience in consulting and system integration in support of SAP solutions to the Japanese market.

•                  Patni opens first delivery centre in Mexico, Latin America.

2

(Figures in Million US$ except EPS and Share Data)

A1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME — US GAAP (US$ ‘000)

For the quarter / period ended

						Non GAAP 2008
Particulars	Mar 31 2009	Mar 31 2008	YoY Change %	Dec 31 2008	QoQ change %	2008	Extra Ordinary Items**		2008 (Excluding Extra Ordinary Items)
Revenue	156.4	176.4	-11.4%	176.4	-11.4%	718.9			718.9
Cost of revenues	101.1	121.0	-16.5%	112.3	-10.0%	473.6	(2.8	)(1)	476.4
Depreciation	3.8	4.8	-22.2%	4.0	-5.5%	17.7			17.7
Gross Profit	51.5	50.6	1.8%	60.1	-14.3%	227.6	2.8		224.8
Sales and marketing expenses	13.0	12.3	5.5%	13.2	-1.5%	52.6			52.6
General and administrative expenses	16.1	18.7	-14.0%	18.7	-14.0%	78.5			78.5
Provision for doubtful debts and advances	(0.1)	(0.0)	467.3%	0.8	-110.6%	1.6			1.6
Foreign exchange (gain) / loss, net	6.5	2.2	192.3%	12.6	-48.4%	18.4			18.4
Operating income	16.0	17.3	-7.8%	14.8	7.7%	76.6	2.8	(2)	73.8
Other income / (expense), net	2.5	3.7	-31.9%	3.7	-30.9%	30.0	7.0	(3)	23.0
Income before income taxes	18.5	21.0	-12.1%	18.5	0.1%	106.6	9.8	(4)	96.8
Income taxes	3.5	2.9	20.9%	2.4	46.7%	5.2	(8.4	)(5)	13.6
Net income/(loss)	15.0	18.1	-17.4%	16.1	-6.9%	101.4	18.2	(6)	83.2
Earning per share
- Basic	$0.12	$0.13	-10.4%	$0.13	-6.7%	$0.75			$0.61
- Diluted	$0.12	$0.13	-10.3%	$0.12	-6.7%	$0.75			$0.61
Weighted average number of common shares used in computing earnings per share
- Basic	128,105,007	139,030,296		128,421,190		135,590,677			135,590,677
- Diluted	128,238,563	139,279,675		128,541,554		135,760,422			135,760,422

** Certain prior years’ tax review is concluded by IRS and has resulted in net reversal leading to an increase in 2008 Gross Profit, Operating Income and Net Income.

(1) - Due to write back of provision for payroll taxes of earlier years

(2) - Impact of 1

(3) - Due to write back of provision for interest/ penalties of earlier years

(4) - Impact of 2 and 3

(5) - Due to write back of provision for income tax of earlier years

(6) - Impact of 4 and 5

3

Financial Statements Analysis:

Revenues

Revenues during the quarter were in line with the guidance at US$ 156.4 million (Rs.7,954.8 million), representing a QoQ and YoY decrease of 11.4% in US dollar terms. Revenue decline at constant currency has been at 10.6% sequentially. Number of active clients was 320 at quarter end as compared to 331 in Q4 2008.

Gross Margin

Gross Margins for the quarter were at 32.9% or US$ 51.5 million (Rs.2,620.3 million) against 34.1% or US$ 60.1 million (Rs.2,921.5 million) in the previous quarter. Overall movement in Gross margins was due to price impact of (-) 1.1%. Change in margin on account of, lower volume and higher visa cost, has been mitigated by cost and operational efficiencies.

Depreciation and amortization expenses in CGS were US$ 4.3 million during the quarter against US$4.5 million during the previous quarter.

Selling General and Administrative Expenses (SGA Expenses)

Sales and marketing expenses during the quarter were at US$ 13.0 million (Rs. 662.5 million) at 8.3% as compared to US$ 13.2 million (Rs.642.1 million) at 7.5% in the previous quarter.

G&A expenses during the quarter were lower at US$ 16.1 million (Rs.818.7 million) or 10.3% as compared to US$18.7 million (Rs.909.3 million) at 10.6% during the previous quarter.

Overall Depreciation and amortization expenses in SGA remained unchanged as compared to previous quarter and were at US$1.9 million for the quarter.

Foreign exchange gain/loss

The revaluation and mark to market foreign exchange loss for the quarter were at US$ 6.5 million (Rs.330.8 million) as compared to foreign exchange loss of US$ 12.6 million (Rs.612.7 million) during the previous quarter.

The quarter end rate for debtor’s revaluation was Rs. 50.7. Outstanding contracts at the end of Q1 2009 were about US$ 373 million with contracted in the average range of Rs.40.7 to Rs 51.5.

Operating Income

Operating Income including foreign exchange gain / loss during the quarter was at US $16.0 million (Rs 812.4 million) or at 10.2% against US $14.8 million (Rs.720.1 million) or 8.4% during the previous quarter.

4

Other Income

For Q1 CY2009, other income (including interest and dividend income net of interest expenses, profit/loss on sale of investments and other miscellaneous income) stood at 1.6% or US$ 2.5 million (Rs.128.4 million)  compared to 2.1% or US$ 3.7 million (Rs.177.4 million) during the previous quarter.

Profit before Tax

Profit before tax for the quarter at 11.8% was US$ 18.5 million (Rs.940.9 million),  which was marginally higher by 0.1% as compared to US$ 18.5 million (Rs. 897.5 million) during  the previous quarter.

Income Taxes

Income tax for the quarter was at US$ 3.5 million (Rs. 180.2 million) at 19.1% effective tax rate on profit before tax as compared to 13.1% during the previous quarter. This change is due to expiry of 3 STPI units during the current year.

Net Income

Consequently, net income for the quarter at 9.6% was US$ 15.0 million (Rs 760.7 million) against US$ 16.1 million (Rs.780.2 million) at 9.1% in the previous quarter.

Balance Sheet and Cash Flow changes

During the quarter, against net income of US$ 15.0 million (Rs.760.7 million), cash from operating activities was at US$ 8.3 million (Rs. 420.7 million) net of changes in current assets and liabilities of  US $ (-)10.8 million and non cash charges of US$ 4.1 million. These non cash charges comprise of depreciation and amortization including compensation cost of US$ 5.7 million, and other charges US$ (-) 1.6 million.

Net cash from investing activities was US$ 18.1 million (Rs.918.5 million) including capital expenditure of US$5.8 million (Rs.297.1 million),net proceeds from sale of investments of US$ 12.2 million (Rs.621.4 million).

Net cash outflow on financing activities was US$ 0.1 million (Rs.3.4 million) on other financing activities. Over all cash and cash equivalents (including short term investments) were at US$ 297.1 million (Rs.15,115.2 million), compared to US$ 305.7 million (Rs.14,849.4 million) at close of Q4 2008.

Receivables at the end of Q1 2009 were at US$ 110.1 million as compared to US$ 111.8 million at the end of Q4 2008. Number of days outstanding (Including Unbilled) for current quarter was 83 days as compared to 74 days in Q4 2008.

5

Figures in Million INR except EPS and Share Data

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

Particulars	Mar 31 2009	Mar 31 2008	Dec 31 2008	2008
Exchange rate$1 = INR	50.87	40.02	48.58	48.58
Revenue	7,954.8	7,061.2	8,570.0	34,923.4
Cost of revenues	5,142.9	4,842.7	5,454.8	23,007.5
Depreciation	191.7	193.9	193.7	858.2
Gross Profit	2,620.3	2,024.7	2,921.5	11,057.7
Sales and marketing expenses	662.5	494.1	642.1	2,553.2
General and administrative expenses	818.7	748.7	909.3	3,813.5
Provision for doubtful debts and advances	(4.2)	(0.6)	37.3	79.0
Foreign exchange (gain) / loss, net	330.8	89.0	612.7	891.9
Operating income	812.4	693.4	720.1	3,720.1
Other income / (expense), net	128.4	148.4	177.4	1,459.7
Income before income taxes	940.9	841.8	897.5	5,179.8
Income taxes	180.2	117.2	117.3	252.8
Net income/(loss)	760.7	724.6	780.2	4,927.0
Earning per share
- Basic	5.94	5.21	6.08	36.44
- Diluted	5.93	5.20	6.07	36.44
Weighted average number of common shares used in computing earnings per share
- Basic	128,105,007	139,030,296	128,421,190	135,590,677
- Diluted	128,238,563	139,279,675	128,541,554	135,760,422

6

Important Notes to this release:

•    Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the first quarter ended March 31, 2009

•    U.S. GAAP

A Consolidated Statement of Income in US GAAP is available on page 3 of the Fact Sheet attached to this release

•    Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•    Convenience translation

A Consolidated Statement of Income as per Convenience Translation prepared in accordance with US GAAP is available on page 6 of the Fact Sheet attached to this release. We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

•    Attached Fact Sheet (results & analysis tables)

About Patni Computer Systems Ltd:

Patni Computer Systems Limited (BSE: PATNI COMPUT, NSE: PATNI, NYSE: PTI) is a global provider of IT Services and business solutions, servicing Global 2000 clients. Patni services its clients through its industry-focused practices, including banking, financial services and insurance (BFSI); manufacturing, retail and distribution (MRD); life sciences; communications, media and utilities (CMU), and its technology-focused practices.

With an employee strength of 14,500; multiple global delivery centers spread across 12 cities worldwide; 27 international offices across the Americas, Europe and Asia-Pacific; Patni has registered revenues of US$ 719 million for the year 2008.

Patni’s service offerings include application development and maintenance, enterprise application solutions, business and technology consulting, product engineering services, infrastructure management

7

services, customer interaction services & business process outsourcing, quality assurance and engineering services.

Committed to quality, Patni adds value to its clients’ businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2000 certified and SEI-CMMI Level 5 (V 1.2) organization, assessed enterprise wide at P-CMM Level 3. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks.

Patni leverages its vast experience spanning three decades; deep domain expertise; full-spectrum services; and suites of IP-led solutions, methodologies and frameworks; in being an effective business transformation partner to its clients.

For more information on Patni, visit www.patni.com

FOR MORE INFORMATION PLEASE CONTACT:

Investor Relations:

Gaurav Agarwal, Patni US; +1-617-914-8360; investors@patni.com

Gavin Desa, Citigate Dewe Rogerson India; +91-22-4007 5037; gavin@cdr-india.com

Media Relations:

Heena Kanal, Patni India; +91-22-6693 0500; heena.kanal@patni.com

Tony Viola, Patni US; +1-617-354-7424; tony.viola@patni.com

IMPORTANT NOTE:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

-Ends-

8

Financial and Operating Information
for the quarter ended March 31, 2009	April 29, 2009

NOTES:

• Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the quarter  ended March 31, 2009.

• U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

• Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

• Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

• Reclassification

Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

Financial and Operating Information
for the quarter ended March 31, 2009	April 29, 2009

Fact Sheet Summary Index

Financial and Operating Information
for the quarter ended March 31, 2009	April 29, 2009

A1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME  - US GAAP (US$ ‘000)

For the quarter  / period ended

						Non GAAP 2008
Particulars	Mar 31 2009	Mar 31 2008	YoY change %	Dec 31 2008	QoQ change %	2008	Extra Ordinary Items**		2008 (Excluding Extra Ordinary Items)
Revenue	156,375	176,443	-11.4%	176,409	-11.4%	718,884			718,884
Cost of revenues	101,098	121,007	-16.5%	112,284	-10.0%	473,600	(2,770	)(1)	476,370
Depreciation	3,768	4,845	-22.2%	3,986	-5.5%	17,666			17,666
Gross Profit	51,509	50,591	1.8%	60,138	-14.3%	227,618	2,770		224,848
Sales and marketing expenses	13,023	12,346	5.5%	13,217	-1.5%	52,557			52,557
General and administrative expenses	16,094	18,708	-14.0%	18,718	-14.0%	78,499			78,499
Provision for doubtful debts and advances	(82)	(14)	467.3%	768	-110.6%	1,626			1,626
Foreign exchange (gain) / loss, net	6,503	2,225	192.3%	12,612	-48.4%	18,359			18,359
Operating income	15,970	17,326	-7.8%	14,823	7.7%	76,577	2,770	(2)	73,808
Other income / (expense), net	2,525	3,709	-31.9%	3,652	-30.9%	30,047	7,030	(3)	23,018
Income before income taxes	18,495	21,035	-12.1%	18,475	0.1%	106,625	9,799	(4)	96,826
Income taxes	3,542	2,929	20.9%	2,414	46.7%	5,203	(8,382	)(5)	13,586
Net income/(loss)	14,954	18,106	-17.4%	16,061	-6.9%	101,421	18,181	(6)	83,240
Earning per share
- Basic	$0.12	$0.13	-10.4%	$0.13	-6.7%	$0.75			$0.61
- Diluted	$0.12	$0.13	-10.3%	$0.12	-6.7%	$0.75			$0.61
Weighted average number of common shares used in computing earnings per share

- Basic	128,105,007	139,030,296		128,421,190		135,590,677			135,590,677
- Diluted	128,238,563	139,279,675		128,541,554		135,760,422			135,760,422

** Certain prior years’ tax review is concluded by IRS and has resulted in net reversal leading to an increase in 2008 Gross Profit, Operating Income and Net Income.

1 - Due to write back of provision for payroll taxes of earlier years

2 - Impact of 1

3 - Due to write back of provision for interest/ penalties of earlier years

4 - Impact of 2 and 3

5 - Due to write back of provision for income tax of earlier years

6 - Impact of 4 and 5

Financial and Operating Information
for the quarter ended March 31, 2009	April 29, 2009

A2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (US$ ‘000)

Particulars	As on 31-Mar-09	As on 31-Dec-08	As on 31-Mar-08
Assets
Total current assets	467,542	467,463	538,097
Goodwill	65,227	65,309	66,664
Intangible assets, net	26,010	27,073	30,752
Property, plant, and equipment, net	144,321	150,930	180,305
Other assets	41,625	42,551	40,776
Total assets	744,725	753,326	856,594
Liabilities
Total current liabilities	136,415	143,362	117,056
Capital lease obligations excluding current installments	151	184	298
Other liabilities	39,429	38,824	50,431
Total liabilities	175,994	182,370	167,785
Total shareholders’ equity	568,731	570,956	688,809
Total liabilities & shareholders’ equity	744,725	753,326	856,594

A3) UNAUDITED CONSOLIDATED CASH FLOW STATEMENT USGAAP (US$ ‘000)

Particulars	Mar 31 2009	Dec 31 2008	Mar 31 2008	2008
Net cash provided by operating activities	8,270	51,250	15,991	149,343
Net cash used in investing activities	(18,055)	(17,828)	(8,341)	(35,532)
Capital expenditure, net	(5,840)	(3,951)	(16,495)	(39,521)
Investment in securities, net	(12,215)	(13,877)	8,154	3,989
Net cash provided / (used) in financing activities	(66)	(9,794)	111	(64,590)
Others	(66)	(58)	(76)	(293)
Common shares issued / (Buy Back)	—	(9,735)	186	(52,855)
Dividend on common shares	(0)	(1)	1	(11,441)
Net increase / (decrease) in cash and equivalents	(9,852)	23,628	7,761	49,222
Effect of exchange rate changes on cash and equivalents	(3,661)	(2,225)	(1,403)	(21,709)
Cash and equivalents at the beginning of the period	60,138	38,736	32,626	32,626
Cash and equivalents at the end of the period	46,625	60,138	38,984	60,138

Financial and Operating Information
for the quarter ended March 31, 2009	April 29, 2009

B1) CONSOLIDATED STATEMENT OF INCOME - INDIAN GAAP (RS. ‘000)

For the quarter  / period ended

Particulars	Mar 31 2009	Mar 31 2008	YoY Change %	Dec 31 2008	QoQ Change %	2008
	(Audited)	(Audited)		(Unaudited)		(Audited)

Sales and service income	7,764,443	6,933,510	12.0%	8,548,282	-9.2%	31,172,682
Other income	195,263	180,372	8.3%	195,985	-0.4%	1,303,448
Total income	7,959,706	7,113,882	11.9%	8,744,267	-9.0%	32,476,130
Staff costs	4,679,425	4,072,655	14.9%	5,140,707	-9.0%	18,328,658
Selling, general and administration expenses	2,293,946	2,075,303	10.5%	2,703,171	-15.1%	9,284,006
Interest	39,048	33,988	14.9%	24,051	62.4%	78,959
Total expenditure	7,012,419	6,181,946	13.4%	7,867,929	-10.9%	27,691,623
Net profit before tax and adjustments	947,287	931,936	1.6%	876,338	8.1%	4,784,506
Provision for taxation	182,107	130,762	39.3%	290,922	-37.4%	404,366
Profit/(loss) for the year after taxation	765,180	801,174	-4.5%	585,416	30.7%	4,380,140
Profit and loss account, brought forward	18,102,057	14,560,885	24.3%	18,355,424	-1.4%	14,560,885
Amount available for appropriation	18,867,237	15,362,059	22.8%	18,940,840	-0.4%	18,941,025
Proposed dividend on equity shares	—	—	0.0%	384,315	-100.0%	384,473
Dividend tax	—	—	0.0%	65,314	-100.0%	65,341
Transfer to general reserve	—	—	0.0%	389,154	-100.0%	389,154
Profit and loss account, carried forward	18,867,237	15,362,059	22.8%	18,102,057	4.2%	18,102,057
Earning per share (Rs. per equity share of Rs. 2 each)
- Basic	5.97	5.76	3.7%	4.56	31.0%	32.30
- Diluted	5.96	5.75	3.6%	4.54	31.4%	32.25
Weighted average number of common shares used in computing earnings per share

- Basic	128,105,007	139,030,296		128,421,190		135,590,677
- Diluted	128,371,535	139,279,675		129,060,943		135,815,016

Financial and Operating Information
for the quarter ended March 31, 2009	April 29, 2009

B2) AUDITED CONSOLIDATED BALANCE SHEET - INDIAN GAAP (RS. ‘000)

Particulars	As on 31-Mar-09	As on 31-Dec-08	As on 31-Mar-08
Assets
Current assets, loans and advances	11,472,319	11,298,248	10,418,387
Goodwill	5,048,944	4,907,344	4,329,992
Fixed assets(Net of Depreciation)	8,947,131	8,985,577	8,791,635
Investments	12,384,722	11,771,334	11,204,083
Deferred tax asset, net	935,117	945,241	601,814
Total assets	38,788,233	37,907,744	35,345,911
Liabilities
Current liabilities and provisions	9,242,803	9,355,345	7,163,890
Secured loans	15,526	17,548	22,462
Deferred tax liability, net	138,926	133,746	37,786
Total liabilities	9,397,255	9,506,639	7,224,138
Total shareholders’ equity	29,390,978	28,401,105	28,121,773
Total liabilities & shareholders’ equity	38,788,233	37,907,744	35,345,911

B3) CONSOLIDATED CASH FLOW STATEMENT - INDIAN GAAP (RS ‘000)

Particulars	Mar 31 2009	Dec 31 2008	Mar 31 2008	2008
	(Audited)	(Unaudited)	(Audited)	(Audited)

Cash flows from / (used in) operating activities (A)	226,604	2,168,016	494,065	5,814,039

Cash flows used in investing activities (B)	(762,375)	(722,166)	(189,675)	(1,002,523)

Cash flows from / (used in) from financing activities (C)	(2,415)	(398,021)	3,881	(2,859,934)

Effect of changes in exchange rates (D)	(29,652)	64,814	(29,799)	(305,689)

Net decrease in cash and cash equivalents during the period (A+B+C+D)	(567,838)	1,112,643	278,472	1,645,892

Cash and cash equivalents at the beginning of the period	2,931,750	1,819,107	1,285,857	1,285,857

Cash and cash equivalents at the end of the period	2,363,912	2,931,750	1,564,329	2,931,750

C) Reconcilation of Income as per Indian GAAP and US GAAP(RS. ‘000)

Particulars	Mar 31 2009	Mar 31 2008	Dec 31 2008	2008

Consolidated net income as per Indian GAAP	765,181	801,174	585,316	4,380,116
Income taxes	(9,549)	1,386	130,198	60,298
Foreign currency differences	42,852	—	62,178	73,078
Employee retirement benefits	(61,963)	(26,089)	68,037	17,937
ESOP related Compensation Cost	25,163	(43,659)	(38,532)	(165,832)
Amortisation of Intangibles , arising on Business acquisition	(19,210)	(15,983)	(20,755)	(71,055)
Others	906	3,252	(3,420)	(2,720)
Total	(21,801)	(81,093)	197,707	(88,293)

Consolidated net income as per US GAAP	743,380	720,081	783,022	4,291,822

Financial and Operating Information
for the quarter ended March 31, 2009	April 29, 2009

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

Particulars	Mar 31 2009	Mar 31 2008	Dec 31 2008	2008
Exchange rate$1 = INR	50.87	40.02	48.58	48.58
Revenues	7,954,807	7,061,249	8,569,951	34,923,390
Cost of revenues	5,142,876	4,842,700	5,454,773	23,007,511
Depreciation	191,668	193,897	193,664	858,206
Gross Profit	2,620,263	2,024,652	2,921,515	11,057,673
Sales and marketing expenses	662,489	494,087	642,069	2,553,245
General and administrative expenses	818,694	748,694	909,344	3,813,465
Provision for doubtful debts and advances	(4,160)	(560)	37,330	78,979
Foreign exchange (gain) / loss, net	330,822	89,045	612,667	891,859
Operating income	812,418	693,386	720,105	3,720,124
Other income / (expense), net	128,445	148,434	177,415	1,459,693
Income before income taxes	940,863	841,820	897,520	5,179,816
Income taxes	180,161	117,219	117,291	252,781
Net income/(loss)	760,702	724,601	780,228	4,927,035
Earning per share
- Basic	5.94	5.21	6.08	36.44
- Diluted	5.93	5.20	6.07	36.44
Weighted average number of common shares used in computing earnings per share
- Basic	128,105,007	139,030,296	128,421,190	135,590,677
- Diluted	128,238,563	139,279,675	128,541,554	135,760,422

D2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

Particulars		As on 31-Mar-09	As on 31-Dec-08	As on 31-Mar-08
Exchange rate$1 = INR		50.87	48.58	40.02
Assets
Total current assets		23,783,880	22,709,330	21,534,642
Goodwill		3,318,113	3,172,713	2,667,893
Intangible assets, net		1,323,116	1,315,215	1,230,695
Property, plant, and equipment, net		7,341,601	7,332,195	7,215,806
Other assets		2,117,455	2,067,142	1,631,856
Total assets		37,884,166	36,596,596	34,280,892
Liabilities
Total current liabilities		6,939,413	6,964,514	4,684,581
Capital lease obligations excl. installments		7,667	8,949	11,926
Other liabilities		2,005,749	1,886,078	2,018,249
Total liabilities		8,952,829	8,859,541	6,714,756
Total shareholders’ equity		28,931,337	27,737,055	27,566,136
Total liabilities & shareholders’ equity		37,884,166	36,596,596	34,280,892

Financial and Operating Information
for the quarter ended March 31, 2009	April 29, 2009

D3) UNAUDITED CONSOLIDATED CASH FLOW STATEMENT USGAAP (RS ‘000): BASED ON CONVENIENCE TRANSLATION

Particulars	Mar 31 2009	Dec 31 2008	Mar 31 2008	2008
Exchange rate $1 = INR	50.87	48.58	40.02	48.58
Net cash provided by operating activities	420,671	2,489,703	639,960	7,255,086
Net cash used in investing activities	(918,481)	(866,086)	(333,807)	(1,726,132)
Capital expenditure, net	(297,105)	(191,943)	(660,130)	(1,919,918)
Investment in securities, net	(621,376)	(674,143)	326,323	193,786
Investment in subsidiary, net of cash acquired	—	—	—	—
Net cash provided / (used) in financing activities	(3,355)	(475,793)	4,442	(3,137,759)
Others	(3,345)	(2,803)	(3,042)	(14,254)
Common shares issued, net of expenses	—	(472,941)	7,444	(2,567,709)
Dividend on common shares	(10)	(49)	40	(555,796)
Net increase / (decrease) in cash and equivalents	(501,165)	1,147,824	310,595	2,391,195
Effect of exchange rate changes on cash and equivalents	(186,240)	(108,114)	(56,148)	(1,054,639)
Cash and equivalents at the beginning of the period	3,059,243	1,881,816	1,305,693	1,584,970
Cash and equivalents at the end of the period	2,371,838	2,921,526	1,560,140	2,921,526

Financial and Operating Information
for the quarter ended March 31, 2009	April 29, 2009

E1) REVENUE ANALYSIS

Revenue By Geographical Segments	Mar 31 2009	Dec 31 2008	Mar 31 2008	2008
Americas	79.0%	78.6%	76.6%	77.0%
EMEA	15.0%	15.6%	17.6%	17.4%
APAC	6.0%	5.9%	5.8%	5.6%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Industry Verticals	Mar 31 2009	Dec 31 2008	Mar 31 2008	2008
Insurance	27.4%	27.1%	23.2%	24.7%
Manufacturing, Retail and Distribution	29.2%	28.8%	28.4%	28.9%
Financial Services	13.6%	12.9%	12.9%	12.8%
Communications,Media & Utilities	14.4%	15.5%	19.1%	17.9%
Product Engineering Services	15.3%	15.7%	16.5%	15.8%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Service Offerings	Mar 31 2009	Dec 31 2008	Mar 31 2008	2008
Application Development & Maintenance	65.1%	64.6%	64.6%	63.8%
Package software implementation	13.8%	13.5%	13.1%	14.5%
Product Engineering Services	11.4%	11.3%	11.5%	11.2%
Infrastructure Management Services	3.5%	5.0%	5.1%	4.9%
Business Process Outsourcing	6.3%	5.6%	5.7%	5.6%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Project Type	Mar 31 2009	Dec 31 2008	Mar 31 2008	2008
Time and Material	62.5%	62.2%	65.6%	64.0%
Fixed Price (including Fixed Price SLA)	37.5%	37.8%	34.4%	36.0%
Total	100.0%	100.0%	100.0%	100.0%

E2) CLIENT- REVENUE METRICS

Particulars	Mar 31 2009	Dec 31 2008	Mar 31 2008	2008
Top client	12.3%	11.0%	11.1%	10.7%
Top 5 Clients	33.7%	34.6%	32.2%	32.7%
Top 10 Clients	46.9%	48.7%	44.8%	45.6%
Client data
No of $1 million clients	94	92	86	92
No of $5 million clients	26	30	30	30
No of $10 million clients	20	19	15	19
No of $50 million clients	2	2	2	2
No of new clients	22	18	34	100
No. of active Clients	320	331	331	331
% of Repeat Business	94.2%	93.1%	92.6%	93.0%

Financial and Operating Information
for the quarter ended March 31, 2009	April 29, 2009

E3) REVENUE MIX AND UTILIZATION

	Mar 31 2009	Dec 31 2008	Mar 31 2008	2008
Efforts
Onsite	28.3%	28.7%	29.2%	28.7%
Offshore	71.7%	71.3%	70.8%	71.3%

Revenue
Onsite	57.8%	58.6%	60.4%	59.3%
Offshore	42.2%	41.4%	39.6%	40.7%

Utilization	70.3%	73.1%	70.0%	72.1%

Financial and Operating Information
for the quarter ended March 31, 2009	April 29, 2009

E4) EMPLOYEE METRICS

	Mar 31 2009	Dec 31 2008	Mar 31 2008	2008
Total Employees	14,540	14,894	15,152	14,894
Offshore	11,693	11,928	12,216	11,928
Onsite	2,847	2,966	2,936	2,966
Total	14,540	14,894	15,152	14,894

Sales & Support Staff	1,550	1,563	1,516	1,563
Net Additions	(354)	193	207	(51)
Attrition (LTM) excluding BPO	15.5%	18.6%	23.0%	18.6%

E5) FACILITIES - INDIA INFRASTRUCTURE (as on Mar 31, 2009)

	Operational**		Under Construction/ Furnishing
Location	Built Up Area (Sq ft)	No. of Seats	Built Up Area (Sq ft)	No. of Seats
Mumbai	183,648	1,587
Navi Mumbai	267,411	3,106
Airoli	462,845	4,322
Pune	307,950	3,364
Gandhinagar	37,000	364
Noida	573,000	4,869
Hyderabad	115,485	881
Bangalore	114,300	1,100
Chennai	148,000	1,177	133,000	1,230
	2,209,639	20,770	133,000	1,230

** Owned plus leased

E6) RUPEE - CURRENCY RATES AGAINST US DOLLAR

	Mar 31 2009	Dec 31 2008	Mar 31 2008
Rupee
Period end rate	50.70	48.75	40.11
Period average rate	50.17	49.74	39.82
Other Currencies (Average Rate)
AUD	0.66	0.67	0.90
EURO	1.31	1.32	1.50
GBP	1.44	1.57	1.98
YEN	0.01	0.01	0.01

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: April 29, 2009	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary